For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ontario

Ministère des Services gouvernementaux et des Services aux consommateurs

Ontario Corporation Number
Numéro de la société en Ontario

5003039

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 2 5 SEPTEMBRE, 2018

Barbara Duckett
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

THE FLOWR CORPORATION

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

ALBERTA

Name of jurisdiction / Nom du territoire

4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2016/06/01

Year, Month, Day / année, mois, jour

5. The address of the registered office is: / Adresse du siège social en :

100 ALLSTATE PARKWAY, SUITE 201

Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

MARKHAM — ONTARIO — L3R 6H3

Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste — Postal Code/Code postal

6. Number of directors is/are: Nombre d'administrateurs : Fixed number / Nombre fixe [ ] OR minimum and maximum / OU minimum et maximum: 3 | 15

7. The director(s) is/are: / Administrateur(s) : First name, middle names and surname / Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non
THOMAS FLOW	600 HORN CRESENT KELOWNA, BC V1W 4Y6	Yes
LYLE OBERG	2055 MANUEL DRIVE KELOWNA, BC V1Z 2W3	Yes
DAVID TOWILL	4948 BUCKHAVEN COURT KELOWNA, BC V1W 5L3	Yes
STEVEN KLEIN	1450 BROADWAY, 40TH FLOOR, NEW YORK, NY 10018	No
DAVID MILLER	1450 BROADWAY, 40TH FLOOR, NEW YORK, NY 10018	No
RISHI SHAH	924 N CLARK, CHICAGO, ILLINOIS 60610	No

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

None.

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of Common shares and an unlimited number of Preferred shares, issuable in series.

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Please see pages 4a - 4b attached.

The rights, privileges, restrictions and conditions for each of Common shares and Preferred shares are set out as follows:

A. COMMON SHARES

The Common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. **Voting Rights**. The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall confer the right to one (1) vote for each Common share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another class or series of shares of the Corporation are entitled to vote separately as a class or series, as provided in the *Business Corporations Act* (Ontario) (the "**Act**").

2. **Dividends**. The holders of the Common shares shall be entitled to receive, as and when properly declared by the board of directors of the Corporation dividends on the Common shares at any time outstanding which the directors may determine to declare and pay in any fiscal year of the Corporation, provided that the directors shall declare dividends on the Preferred shares, or on any other class of shares without being obliged to declare any dividends on the Common shares of the Corporation.

3. **Liquidation, Dissolution and Winding-up**. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preferred shares and to any other shares ranking equal to the Common shares, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

B. PREFERRED SHARES

The Preferred shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. **Issuable in Series.**

    a) the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

b) the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common shares and over any other shares o the Corporation ranking by their terms junior to the Preferred shares of that series. The Preferred shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause B1(a); and

c) if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

N/A

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

N/A

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act.*
La société s'est conformée au paragraphe 180(3) de la *Loi sur les sociétés par actions.*

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2018/09/20

Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la *Loi sur les sociétés par actions* a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

THE FLOWR CORPORATION

Name of Corporation / Dénomination sociale de la société

By / Par

[signature]

Signature / Signature

Alexander Dann

Print name of signatory / Nom du signataire en lettres moulées

CFO

Description of Office / Fonction

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).